CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 SEP -4 A 7:07

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1354/08/LTR
[redacted]

08004739

25 August 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 20 August 2008 (*Press Release by subsidiary company, Millennium & Copthorne Hotels plc – Millennium & Copthorne appoints new Chief Operating Officer Asia*); and
- 21 August 2008 (*Press Release – City Developments Limited to establish Singapore's Pioneer Islamic MTN Programme (CIMB-GK appointed lead arranger for programme)*).

Yours faithfully

PROCESSED
SEP 08 2008
THOMSON REUTERS

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

K:\EL-Team\EL Team Folder\Ltr 2008\ADR\1354-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	20-Aug-2008 17:13:29
Announcement No.	00052

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release by subsidiary company, Millennium & Copthorne Hotels plc - Millennium & Copthorne appoints new Chief Operating Officer Asia
Description	Please find attached the press release relating to the above issued by Millennium & Copthorne Hotels plc on 19 August 2008.
Attachments	MC_PressRelease.pdf Total size = **79K** (2048K size limit recommended)

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MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE

You are the Centre of Our World

PRESS RELEASE



Millennium & Copthorne appoints new Chief Operating Officer Asia

19 August 2008 – Millennium & Copthorne Hotels plc (M&C) has appointed Mr Yim Choon Hing as its new Chief Operating Officer Asia with effect from 18 August 2008.

Mr Yim, 50, joins M&C with 29 years of experience in the North American and Asian hospitality industry with Omni Hotels Corporation, Pan Pacific Hotels & Resorts and Meritus and Resorts. Of this, 15 years were spent at Director level in F&B and Hotel Operations. Mr Yim also started his own consultancy business in August 2004, consulting for major clients like Affina Hotels and the all-suite Venetian Casino in Macau.

Most recently, Mr Yim was Senior Vice President of Operations at Meritus Hotels & Resorts, where he was tasked with leading the strategic direction of the company.

Mr Yim is an advisory board member of the Cornell-Nanyang Institute of Hospitality Management. He holds a BA Economics (Hons) from Heriott-Watt University, Edinburgh, Scotland.

Mr Richard Hartman, CEO of M&C said, "We are pleased to welcome Mr Yim on board. We are fast expanding our portfolio in Asia, especially in China and India, and we hope to benefit from Mr Yim's broad-based experience in the region in operations and F&B."

Mr Hartman added, "Mr Yim brings an important balance between the passion and knowledge of the hospitality industry with the business skills of running successful profitable hotels, restaurants and bars."

For more information, please contact:

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9308
Mobile: 65 9731 7122
Email: gerry@cdl.com.sg

Adeline Chong
Manager, Group Corporate Affairs
Hong Leong Group Singapore
DID: 6428 9305
Mobile: 65 8128 0811
Email: adelinechong@cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Aug-2008 12:37:47
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release - City Developments Limited to establish Singapore's Pioneer Islamic MTN Programme (CIMB-GK appointed lead arranger for programme)
Description	Please find attached the Press Release issued jointly by City Developments Limited and CIMB Group on 21 August 2008.
Attachments	CDL_CIMB_JointPressRelease.pdf Total size = **30K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

CIMB

City Developments Limited to Establish Singapore's Pioneer Islamic MTN Programme

CIMB-GK appointed lead arranger for programme

Thursday, 21 August 2008 *For immediate release*

Singapore: City Developments Limited (CDL) today announced that it has appointed CIMB-GK Securities Pte Ltd, a wholly-owned subsidiary of CIMB Group, as lead arranger of its proposed S$1 billion unsecured Islamic multi-currency medium term notes (Islamic MTN) programme. CDL has also appointed CIMB-GK to act as dealer and lead manager of the first issuance of Sukuk (or trust certificates) under this programme, in accordance with the Shariah financing principle of Ijarah. Both the Islamic MTN programme and the Sukuk Ijarah represent pioneer corporate issues for Singapore's Islamic financial market.

CDL intends to apply to the Singapore Exchange Securities Trading Limited (SGX-ST) for permission to deal in and for the quotation of the first issuance of Sukuk Ijarah under this proposed Islamic MTN programme. (1)

At the signing ceremony to appoint CIMB-GK as arranger and dealer today, Mr Kwek Leng Joo, Managing Director, CDL said, "Over the past four decades, CDL has maintained our financial success and market leadership position by remaining nimble and innovative in our business approach. We are honoured to be pioneering Singapore's first Islamic MTN programme which will allow us to tap new investors via an alternative financing stream and to enjoy a first-mover advantage. While we already currently have a healthy balance sheet with a relatively low gearing, this fund-raising exercise adds another dimension to our financial strength and will further enhance our war-chest, enabling us to seize potential opportunities at the right time."

"We are proud that CDL has entrusted us to structure, advise and distribute this ground-breaking first Sukuk issuance under its Islamic MTN programme," said Dato' Mohd Shukri Hussin, Executive Director of Bumiputra-Commerce Holdings Bhd, the listed vehicle of CIMB Group. "Our global Islamic banking and finance franchise, CIMB Islamic, is recognised as a

pioneer in the field, advising on landmark issues like the world's first Shariah-compliant exchangeable bonds and the largest sovereign Sukuk issue in the world. It is therefore apt that we now find ourselves the arranger for Singapore's first corporate Sukuk Ijarah issue," he added.

At the signing ceremony, Carol Fong, Chief Executive Officer of CIMB-GK, said: "We believe our knowledge and skills as a leading global Islamic capital market expert will be a significant contribution toward Singaporean corporates looking to raise Shariah-compliant financing and also toward the island state in its efforts to create a thriving Islamic financial sector."

"MAS is pleased to note continued growth of Islamic finance transactions in Singapore such as this first Islamic Sukuk-Ijarah financing arrangement. This reflects keen interest from market participants to leverage on Singapore's sound regulatory regime and strengths as an international financial centre to raise Shariah-compliant financing", said Angelina Fernandez, Director (Corporate Communications) of the Monetary Authority of Singapore.

The Islamic MTN programme is expected to raise CDL's profile and widen its reach amongst investors in the international Islamic capital markets, allowing it to connect with an alternative and fast-growing liquidity pool.

CDL will make further announcements on its proposed Islamic MTN programme, and of the proposed first issuance of Sukuk Ijarah under this Islamic MTN programme in due course, and when appropriate.

[1] The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained herein. Admission to the Official List of the SGX-ST and quotation of any Sukuk Ijarah on the SGX-ST is not to be taken as an indication of the merits of CDL, its subsidiaries, their respective associated companies (if any), the Islamic MTN programme or such Sukuk Ijarah.

CITY DEVELOPMENTS LIMITED

CIMB

About CDL

A property pioneer since 1963, Singapore-listed City Developments Limited (CDL), is an international property and hotel conglomerate involved in real estate development and investment, hotel ownership and management, facilities management as well as the provision of hospitality solutions.

With a global presence in over 20 countries spanning Asia, Europe, North America and New Zealand / Australia, CDL has more than 250 subsidiaries and associated companies, with 5 listed companies on notable stock exchanges.

CDL is backed by a track record of some 22,000 luxurious and quality homes to its name, and is one of the biggest landlords in Singapore with over 4 million square feet of lettable office, industrial, retail and residential space. It also owns one of the largest land banks amongst private developers with over 4 million square feet that has the potential of being developed into almost 9 million square feet of gross floor area.

Millennium & Copthorne Hotels plc (M&C), the London-listed international hotel arm of CDL, is a dynamic hotel group that owns and operates over 110 hotels in 19 countries. M&C is also the sponsor for CDL Hospitality Trusts which is the largest Singapore hotel owner with over 2,300 rooms.

About CIMB-GK

CIMB-GK is the international investment banking and securities franchise of CIMB Group. It offers institutional and retail broking, wealth management, investment banking and corporate advisory services in Singapore, Jakarta, Hong Kong, Bangkok, London and New York.

CIMB-GK's award-winning research team supports its business units with analysis of over 400 listed companies in Asia. Its established stockbroking business and distribution capabilities provide an extensive network that reaches top-tier institutional investors, mid-market investment funds, sophisticated high net worth individuals as well as retail investors in Asia.

CIMB-GK is a wholly owned subsidiary of CIMB Group, Malaysia's second largest financial services provider and one of Southeast Asia's leading universal banking groups. CIMB Group is owned by Bumiputra-Commerce Holdings Bhd, which is listed on Bursa Malaysia with a market capitalisation of over US$10 billion. The Group has over 24,000 employees located in 9 countries.

For more information, journalists can contact:

Effendy Shahul Hamid
Head, Group Corporate Communications
CIMB Group
Tel: +603 2087 3030
Fax: +603 2093 1008
Email: effendy.hamid@cimb.com

Belinda Lee
Senior Manager, Head, Corporate Communications
City Developments Limited *(Regn No: 196300316Z)*
Tel: +65 6428 9315
Fax: +65 6438 0800
Email: belindalee@cdl.com.sg

END